SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

51, Sogong-ro,

Jung-gu, Seoul, 04632 Korea

March 6, 2017

To Shareholders:

Convocation Notice of the Annual General Meeting of Shareholders

Notice is hereby given that an Annual General Meeting of Shareholders of Woori Bank (the “Company”) will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Kwang Goo Lee President and CEO Woori Bank 51, Sogong-ro, Jung-gu Seoul 04632, Korea

Description

1. Date and Time	March 24, 2017; 10 A.M. (Local time)

2. Venue	5th floor / Woori Bank, 51, Sogong-ro, Jung-gu, Seoul, Korea

3. Agenda

1.      Approval of financial statements for the fiscal year 2016

2.      Amendments to the Articles of Incorporation

3.      Appointment of standing directors (2 directors)

3-1 Standing Director Candidate : Kwang-Goo Lee

3-2 Standing Director Candidate : Jung-Sik Oh

4. Appointment of President & CEO - Candidate : Kwang-Goo Lee
5. Appointment of Audit Committee Member who is not an outside director - Candidate for member of the Audit Committee who is not an outside director : Jung-Sik Oh
6. Approval of the maximum limit on directors’ compensation

Reference Document for the Exercise of Voting Rights

1.	Approval of financial statements for the fiscal year 2016

Please refer to appendix A.

2.	Amendments to the Articles of Incorporation

Please refer to appendix B.

3.	Appointment of directors

Name (Date of Birth)	Experience	Nominated by	Relationship with the Majority Shareholder	Transactions with the Company within the past three years	Term
Kwang-Goo Lee (Jul. 19, 1957)	- Current) President & CEO, Woori Bank - Executive Vice President, Consumer Banking Business Unit, Woori Bank. - Executive Vice President, Finance & Management Planning Unit, Woori Bank.	Officer Candidate Recommendation Committee	None	None	Note 1)

Jung-Sik Oh (Jul. 17, 1956)	- CEO, KB Capital - Executive Vice President, Head of Commercial Business, Citibank - Head of Risk Planning and Policies Division, Citibank	Officer Candidate Recommendation Committee	None	None	Note 1)

Information regarding President & CEO candidate recommendation is disclosed on Woori Bank’s website as well as the website of the Korea Federation of Banks.

*	Note1)

From the time of appointment at the AGM held in Mar. 2017 to the end of the AGM held in Mar. 2019

4.	Appointment of President & CEO

Name (Date of Birth)	Experience	Nominated by	Relationship with the Majority Shareholder	Transactions with the Company within the past three years	Term
Kwang-Goo Lee (Jul. 19, 1957)	- Current) President & CEO, Woori Bank - Executive Vice President, Consumer Banking Business Unit, Woori Bank. - Executive Vice President, Finance & Management Planning Unit, Woori Bank.	Officer Candidate Recommendation Committee	None	None	Note1)

*	Note1)

From the time of appointment at the AGM held in Mar. 2017 to the end of the AGM held in Mar. 2019

5.	Appointment of Audit Committee Member who is not an outside director

Name (Date of Birth)	Experience	Nominated by	Relationship with the Majority Shareholder	Transactions with the Company within the past three years	Term
Jung-Sik Oh (Jul. 17, 1956)	- CEO, KB Capital - Executive Vice President, Head of Commercial Business, Citibank - Head of Risk Planning and Policies Division, Citibank	Officer Candidate Recommendation Committee	None	None	Note 1)

*	Note1)

From the time of appointment at the AGM held in Mar. 2017 to the end of the AGM held in Mar. 2019

6.	Approval of directors’ compensation limit

Item	2016	2017
Number of Directors (Number of Outside Directors)	11 (6)	8 (5)
Compensation Limit	3.2 billion won	3.2 billion won

*	Allocation within the total compensation limit delegated to the board of directors (Board Compensation Committee).

Appendix A. Financial Statements for FY2016

For further information, please refer to the Audit Reports which were furnished to the U.S. Securities and Exchange Commission as an exhibit to the Form 6-K. The Audit Reports can be downloaded from the website of the U.S. Securities and Exchange Commission at www.sec.gov.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND 2015

	December 31, 2016	December 31, 2015
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	7,591,324	6,644,055
Financial assets at fair value through profit or loss	5,650,724	5,132,657
Available-for-sale financial assets	20,817,583	17,170,592
Held-to-maturity financial assets	13,910,251	13,621,640
Loans and receivables	258,392,633	244,842,062
Investments in joint ventures and associates	439,012	643,861
Investment properties	358,497	351,496
Premises and equipment	2,458,025	2,471,206
Intangible assets and goodwill	483,739	419,806
Assets held for sale	2,342	17,904
Current tax assets	6,229	6,782
Deferred tax assets	232,007	210,597
Derivative assets	140,577	183,128
Net defined benefit assets	70,938	—
Other assets	128,846	143,286

Total assets	310,682,727	291,859,072

LIABILITIES
Financial liabilities at fair value through profit or loss	3,803,358	3,460,561
Deposits due to customers	221,020,411	209,141,826
Borrowings	18,769,515	20,033,917
Debentures	23,565,449	21,898,859
Provisions	428,477	516,601
Net defined benefit liability	64,666	99,691
Current tax liabilities	171,192	108,943
Deferred tax liabilities	22,023	19,379
Derivative liabilities	7,221	—
Other financial liabilities	21,985,086	16,964,206
Other liabilities	299,376	305,174

Total liabilities	290,136,774	272,549,157

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND 2015 (CONTINUED)

	December 31, 2016	December 31, 2015
	(Korean Won in millions)
EQUITY
Owners’ equity:	20,386,160	19,188,472
Capital stock	3,381,392	3,381,392
Hybrid securities	3,574,896	3,334,002
Capital surplus	286,331	294,259
Other equity	(1,468,025)	(1,547,303)
Retained earnings
(Regulatory reserve for credit loss as of December 31, 2016 and 2015 is 2,255,252 million Won and 1,756,142 million Won, respectively)
(Regulatory reserve for credit loss to be reserved (reversed) as of December 31, 2016 and 2015 is 182,939 million Won and 499,110 million Won, respectively)
(Planned provision (reversal) of regulatory reserve for credit loss as of December 31, 2016 and 2015 is 182,939 million Won and 499,110 million Won, respectively)	14,611,566	13,726,122
Non-controlling interests	159,793	121,443

Total equity	20,545,953	19,309,915

Total liabilities and equity	310,682,727	291,859,072

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
	(Korean Won in millions, except for per share data)
Interest income	8,512,312	8,698,235
Interest expense	(3,492,768)	(3,936,335)

Net interest income	5,019,544	4,761,900
Fees and commissions income	1,865,470	1,757,340
Fees and commissions expense	(928,339)	(780,544)

Net fees and commissions income	937,131	976,796
Dividend income	184,510	102,923
Net gain on financial instruments at fair value through profit or loss	114,387	240,342
Net loss on available-for-sale financial assets	(1,035)	(3,281)
Impairment losses on credit loss	(834,076)	(966,646)
General and administrative expenses	(3,478,476)	(3,150,387)
Net other operating expenses	(367,779)	(610,061)

Operating income	1,574,206	1,351,586
Share of losses of joint ventures and associates	(19,507)	(70,124)
Net other non-operating income (expense)	(1,310)	170,484

Non-operating income (loss)	(20,817)	100,360
Net income before income tax expense	1,553,389	1,451,946
Income tax expense	(275,856)	(376,554)

Net income from continuing operations	1,277,533	1,075,392

Net income
(Net income after the provision of regulatory reserve for credit loss for the years ended December 31, 2016 and 2015 are 1,094,594 million Won and 576,282 million Won, respectively)	1,277,533	1,075,392

Remeasurement of the net defined benefit liability	34,162	(78,267)

Items that will not be reclassified to profit or loss	34,162	(78,267)
Gain on available-for-sale financial assets	12,586	72,297
Share of other comprehensive gain (loss) of joint ventures and associates	(7,937)	3,295
Gain on foreign currency translation of foreign operations	28,712	33,837
Gain on valuation of cash flow hedge	10,371	—

Items that may be reclassified to profit or loss	43,732	109,429
Other comprehensive income , net of tax	77,894	31,162
Total comprehensive income	1,355,427	1,106,554

Net income attributable to:
Net income attributable to owners	1,261,266	1,059,157
Net income attributable to non-controlling interests	16,267	16,235
Total comprehensive income attributable to:
Comprehensive income attributable to owners	1,332,614	1,094,870
Comprehensive income attributable to non-controlling interests	22,813	11,684
Basic and diluted earnings from operations per share (In Korean Won)	1,567	1,301

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2015	3,381,392	2,538,823	291,066	(2,393,138)	14,165,358	17,983,501	109,924	18,093,425
Net income	—	—	—	—	1,059,157	1,059,157	16,235	1,075,392
Dividends	—	—	—	—	(504,952)	(504,952)	(824)	(505,776)
Change in ownership interest of investments in consolidated subsidiaries and others	—	—	3,193	—	—	3,193	660	3,853
Gain (loss) on valuation of available-for-sale financial assets	—	—	—	73,691	—	73,691	(1,394)	72,297
Share of other comprehensive income of joint ventures and associates	—	—	—	3,295	—	3,295	—	3,295
Gain (loss) on foreign currencies translation of foreign operations	—	—	—	36,932	—	36,932	(3,095)	33,837
Remeasurement of the net defined benefit liability	—	—	—	(78,204)	—	(78,204)	(63)	(78,267)
Dividends to hybrid securities	—	—	—	—	(183,320)	(183,320)	—	(183,320)
Issuance of hybrid securities	—	795,179	—	—	—	795,179	—	795,179
Retirement of treasury stock	—	—	—	3,481	(3,481)	—	—	—
Appropriation of merger losses	—	—	—	806,640	(806,640)	—	—	—

December 31, 2015	3,381,392	3,334,002	294,259	(1,547,303)	13,726,122	19,188,472	121,443	19,309,915

January 1, 2016	3,381,392	3,334,002	294,259	(1,547,303)	13,726,122	19,188,472	121,443	19,309,915
Net income	—	—	—	—	1,261,266	1,261,266	16,267	1,277,533
Dividends	—	—	—	—	(168,317)	(168,317)	(1,286)	(169,603)
Change in capital surplus of consolidated subsidiaries	—	—	(7,928)	7,930	—	2	—	2
Changes in non-controlling interests due to acquisition of subsidiary	—	—	—	—	—	—	16,823	16,823
Gain on valuation of available-for-sale financial assets	—	—	—	12,296	—	12,296	290	12,586
Share of other comprehensive loss of joint ventures and associates	—	—	—	(7,937)	—	(7,937)	—	(7,937)
Gain on foreign currencies translation of foreign operations	—	—	—	22,436	—	22,436	6,276	28,712
Remeasurement of the net defined benefit liability	—	—	—	34,182	—	34,182	(20)	34,162
Gain on valuation of cash flow hedge	—	—	—	10,371	—	10,371	—	10,371
Dividends to hybrid securities	—	—	—	—	(206,515)	(206,515)	—	(206,515)
Issuance of hybrid securities	—	549,904	—	—	—	549,904	—	549,904
Repayment of hybrid securities	—	(309,010)	—	—	(990)	(310,000)	—	(310,000)

December 31, 2016	3,381,392	3,574,896	286,331	(1,468,025)	14,611,566	20,386,160	159,793	20,545,953

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,277,533	1,075,392
Adjustments:
Income tax expense	275,856	376,554
Interest income	(8,512,312)	(8,698,235)
Interest expense	3,492,768	3,936,335
Dividend income	(184,510)	(102,923)

	(4,928,198)	(4,488,269)

Additions of expenses not involving cash outflows:
Impairment losses on credit loss	834,076	966,646
Loss on available-for-sale financial assets	1,035	3,281
Loss on valuation of investments in subsidiaries and associates	56,264	111,487
Loss on transaction / valuation of derivative instruments (hedging)	98,981	20,982
Loss on hedged items (fair value hedge)	475	56,532
Provisions	34,774	72,062
Retirement benefits	152,609	132,131
Depreciation and amortization of premises and equipment, intangible assets and investment properties	252,031	240,764
Loss on disposal of investments in joint ventures and associates	15,060	10
Loss on disposal of premises and equipment and other assets	9,718	2,707
Impairment loss on premises and equipment and other assets	1,936	2,990

	1,456,959	1,609,592

Deduction of revenues not involving cash inflows:
Gain on valuation of financial instruments at fair value through profit or loss	75,690	55,773
Gain on valuation of investments in subsidiaries and associates	36,757	41,363
Gain on transaction / valuation of derivative instruments (hedging)	130	59,003
Gain on hedged items (fair value hedge)	99,302	25,235
Reversal of provisions	1,396	854
Gain on disposal of investments in joint ventures and associates	23,457	61,653
Gain on disposal of premises and equipment and other assets	1,885	6,814
Reversal of impairment loss on premises and equipment and other assets	3,581	539

	242,198	251,234

Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(99,581)	(495,507)
Loans and receivables	(14,433,390)	(23,150,910)
Other assets	219,323	1,922
Deposits due to customers	11,878,628	20,620,287
Provision	34,376	(66,399)
Net defined benefit liability	(261,097)	(255,585)
Other financial liabilities	5,158,055	1,205,411
Other liabilities	(6,163)	(91,116)

	2,490,151	(2,231,897)

Cash received from (paid for) operating activities:
Interest income received	8,511,349	8,692,851
Interest expense paid	(3,593,358)	(4,355,880)
Dividends received	184,674	100,368
Income tax paid	(251,627)	(534,829)

Net cash provided by (used in) operating activities	4,905,285	(383,906)

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 (CONTINUED)

	2016	2015
	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	20,395,744	18,426,846
Redemption of held-to-maturity financial assets	8,462,346	6,404,711
Disposal of investments in joint ventures and associates	97,135	75,599
Disposal of premises and equipment	63	18,600
Disposal of intangible assets	4,325	1,782
Disposal of assets held-for-sale	22,723	3,711
Cash in-flow related to derivatives for risk hedge	—	56,956

	28,982,336	24,988,205

Cash out-flows from investing activities:
Net cash flows through business combination	132,301	38,535
Acquisition of available-for-sale financial assets	23,844,849	16,305,797
Acquisition of held-to-maturity financial assets	8,818,376	7,138,013
Acquisition of investments in joint ventures and associates	43,281	1,098
Acquisition of investment properties	4,428	—
Acquisition of premises and equipment	131,009	129,454
Acquisition of intangible assets	191,161	97,891
Cash out-flow related to derivatives for risk hedge	42,544	3,273

	33,207,949	23,714,061

Net cash provided by (used in) investing activities	(4,225,613)	1,274,144

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	8,259,380	12,674,649
Issuance of debentures	15,848,055	13,502,777
Issuance of hybrid securities	549,904	795,179
Change in ownership interest of subsidiaries	—	3,787

	24,657,339	26,976,392

Cash out-flows from financing activities:
Decrease in borrowings	9,524,626	10,346,919
Repayment of debentures	14,118,720	16,425,353
Payment of dividends	168,317	504,952
Dividends paid on hybrid securities	201,328	179,758
Repayment of hybrid securities	310,000	—
Dividends paid on non-controlling interests	1,286	824

	24,324,277	27,457,806

Net cash provided by (used in) financing activities	333,062	(481,414)

Net increase in cash and cash equivalents	1,012,734	408,824
Cash and cash equivalents, beginning of the period	6,644,055	5,962,861
Effects of exchange rate changes on cash and cash equivalents	(65,465)	272,370

Cash and cash equivalents, end of the period	7,591,324	6,644,055

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND 2015

	December 31, 2016	December 31, 2015
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	6,104,029	5,440,326
Financial assets at fair value through profit or loss	4,076,872	3,569,625
Available-for-sale financial assets	18,105,862	15,869,654
Held-to-maturity financial assets	13,792,266	13,527,452
Loans and receivables	241,508,048	231,083,160
Investments in subsidiaries and associates	3,779,169	3,730,247
Investment properties	348,393	344,892
Premises and equipment	2,342,280	2,341,506
Intangible assets	242,230	187,520
Assets held for sale	2,342	17,904
Deferred tax assets	162,211	172,368
Derivative assets	140,577	183,128
Net defined benefit assets	70,938	—
Other assets	96,926	109,126

Total assets	290,772,143	276,576,908

LIABILITIES
Financial liabilities at fair value through profit or loss	3,793,479	3,448,180
Deposits due to customers	211,382,380	201,353,128
Borrowings	16,060,821	18,760,947
Debentures	18,166,057	17,259,749
Provisions	380,473	467,887
Net defined benefit liability	—	45,678
Current tax liabilities	148,672	77,190
Derivative liabilities	7,221	—
Other financial liabilities	20,827,284	16,111,469
Other liabilities	153,238	163,362

Total liabilities	270,919,625	257,687,590

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND 2015 (CONTINUED)

	December 31, 2016	December 31, 2015
	(Korean Won in millions)
EQUITY
Capital stock	3,381,392	3,381,392
Hybrid securities	3,574,896	3,334,002
Capital surplus	269,533	269,533
Other equity	138,542	106,016
Retained earnings
(Regulatory reserve for credit loss as of December 31, 2016 and 2015 is 1,880,447 million Won and 1,382,443 million Won, respectively)
(Regulatory reserve for credit loss to be reserved as of December 31, 2016 and 2015 is 136,895 million Won and 498,004 million Won, respectively)
(Planned provision of regulatory reserve for credit loss as of December 31, 2016 and 2015 is 136,895 million Won and 498,004 million Won, respectively)	12,488,155	11,798,375

Total equity	19,852,518	18,889,318

Total liabilities and equity	290,772,143	276,576,908

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
	(Korean Won in millions, except for per share data)
Interest income	7,376,713	7,648,918
Interest expense	(3,154,266)	(3,596,439)

Net interest income	4,222,447	4,052,479
Fees and commissions income	989,806	978,519
Fees and commissions expense	(146,923)	(122,176)

Net fees and commissions income	842,883	856,343
Dividend income	220,015	169,009
Net gain on financial instruments at fair value through profit or loss	97,225	220,282
Net loss on available-for-sale financial assets	35,525	(7,960)
Impairment losses due to credit loss	(640,443)	(766,169)
General and administrative expenses	(3,115,371)	(2,846,490)
Other net operating expenses	(391,780)	(587,122)

Operating income	1,270,501	1,090,372
Share of losses of subsidiaries and associates	(13,970)	(21,584)
Net other non-operating income	54,114	166,219

Non-operating income	40,144	144,635
Net income before income tax expense	1,310,645	1,235,007

Income tax expense	(245,043)	(300,418)

Net income
(Net income after the provision of regulatory reserve for credit loss for the years ended December 31, 2016 and 2015 are 928,707 million Won and 436,585 million Won, respectively)	1,065,602	934,589

Remeasurement of the net defined benefit liability	33,191	(73,591)

Items that will not be reclassified to profit or loss	33,191	(73,591)
Gain (loss) on valuation of available-for-sale financial assets	(10,026)	46,860
Gain on foreign currencies translation of foreign operations	9,361	18,148

Items that may be reclassified to profit or loss	(665)	65,008
Other comprehensive income (loss), net of tax	32,526	(8,583)
Total comprehensive income	1,098,128	926,006

Net income per share
Basic and diluted earnings per common share (in Korean Won)	1,277	1,116

WOORI BANK

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
January 1, 2015	3,381,392	2,538,823	269,533	(695,522)	12,362,179	17,856,405
Net income	—	—	—	—	934,589	934,589
Dividends	—	—	—	—	(504,952)	(504,952)
Gain on valuation of available-for-sale financial assets	—	—	—	46,860	—	46,860
Gain on foreign currency translation of foreign operations	—	—	—	18,148	—	18,148
Remeasurement of the net defined benefit liability	—	—	—	(73,591)	—	(73,591)
Dividends to hybrid securities	—	—	—	—	(183,320)	(183,320)
Issuance of hybrid securities	—	795,179	—	—	—	795,179
Redemption of hybrid securities	—	—	—	3,481	(3,481)	—
Appreciation of merger losses	—	—	—	806,640	(806,640)	—

December 31, 2015	3,381,392	3,334,002	269,533	106,016	11,798,375	18,889,318

January 1, 2016	3,381,392	3,334,002	269,533	106,016	11,798,375	18,889,318
Net income	—	—	—	—	1,065,602	1,065,602
Dividends	—	—	—	—	(168,317)	(168,317)
Loss on valuation of available-for-sale financial assets	—	—	—	(10,026)	—	(10,026)
Gain on foreign currency translation of foreign operations	—	—	—	9,361	—	9,361
Remeasurement of the net defined benefit liability	—	—	—	33,191	—	33,191
Dividends to hybrid securities	—	—	—	—	(206,515)	(206,515)
Issuance of hybrid securities	—	549,904	—	—	—	549,904
Retirement of treasury stocks	—	(309,010)	—	—	(990)	(310,000)

December 31, 2016	3,381,392	3,574,896	269,533	138,542	12,488,155	19,852,518

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,065,602	934,589
Adjustment to net income:
Income tax expense	245,043	300,418
Interest income	(7,376,713)	(7,648,918)
Interest expense	3,154,266	3,596,439
Dividend income	(264,586)	(216,264)

	(4,241,990)	(3,968,325)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	640,443	766,169
Loss on available-for-sale financial assets	—	7,960
Share of losses of investments in subsidiaries and associates	13,970	21,584
Loss on transaction of derivatives / valuation of derivatives	98,962	20,982
Loss on fair value hedged items	475	56,532
Provision for guarantee and loan commitment	19,238	52,939
Retirement benefits	141,581	122,894
Depreciation and amortization	171,522	150,909
Loss on disposal of premises and equipment and other assets	9,563	2,616
Impairment loss on premises and equipment and other assets	279	970

	1,096,033	1,203,555

Deductions of revenues not involving cash inflows:
Gain on valuation of financial instruments at fair value through profit or loss	71,226	50,276
Gain on available-for-sale financial assets	35,525	—
Gain on transaction of derivatives / valuation of derivatives (hedging)	130	59,003
Gain on fair value hedged items (Fair value hedge)	99,302	25,235
Reversal of provisions	1,395	676
Gain on disposal of investment in subsidiaries and associates	3,679	673
Gain on disposal of premises and equipment and other assets	1,712	6,732
Reversal of impairment loss on premises and equipment and other assets	630	439

	213,599	143,034

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 (CONTINUED)

	2016	2015
	(Korean Won in millions)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(90,722)	355,783
Loans and receivables	(11,014,137)	(21,432,772)
Other assets	12,914	15,198
Deposits due to customers	10,029,252	20,059,610
Provision	(72,130)	(93,968)
Net defined benefit liability	(214,451)	(217,733)
Other financial liabilities	4,863,280	505,121
Other liabilities	(7,136)	(120,767)

	3,506,870	(929,528)

Cash received from (paid for) operating activities:
Interest income received	7,380,611	7,605,766
Interest expense paid	(3,269,267)	(3,939,922)
Dividend received	262,410	216,264
Income tax paid	(173,788)	(459,573)

Net cash provided by operating activities	5,412,882	519,792

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	20,060,795	17,885,682
Redemption of held-to-maturity financial assets	8,462,346	6,358,341
Disposal of investments in subsidiaries and associates	73,293	50,848
Disposal of premises and equipment	50	18,288
Disposal of intangible assets	1,077	—
Disposal of assets held for sale	22,723	2,404
Cash in-flow related to derivatives for risk hedge	—	56,956

	28,620,284	24,372,519

Cash out-flows from investing activities:
Acquisition of available-for-sale financial assets	22,141,241	15,958,307
Acquisition of held-to-maturity financial assets	8,794,579	7,131,185
Acquisition of investments in subsidiaries and associates	270,356	73,787
Acquisition of investment properties	718	—
Acquisition of premises and equipment	107,097	104,078
Acquisition of intangible assets	159,528	71,109
Cash out-flow related to derivatives for risk hedge	42,544	3,273

	31,516,063	23,341,739

Net cash provided by (used in) investing activities	(2,895,779)	1,030,780

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 (CONTINUED)

	2016	2015
	(Korean Won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	6,502,596	12,081,766
Issuance of debentures	6,068,723	5,317,741
Issuance of hybrid securities	549,904	795,179

	13,121,223	18,194,686

Cash out-flows from financing activities:
Repayment of borrowings	9,203,565	9,458,938
Repayment of debentures	5,100,720	9,081,373
Dividends paid	168,317	504,952
Redemption of hybrid securities	310,000	—
Dividends paid on hybrid securities	201,328	179,758

	14,983,930	19,225,021

Net cash used in financing activities	(1,862,707)	(1,030,335)

Net increase in cash and cash equivalents	654,396	520,237
Cash and cash equivalents, beginning of the period	5,440,326	4,668,916
Effects of exchange rate changes on cash and cash equivalents	9,307	251,173

Cash and cash equivalents, end of the period	6,104,029	5,440,326

Statements of appropriations of retained earnings (plan) are as follows

(Unit: Korean Won in millions):

	2016	2015
Unappropriated retained earnings:
Beginning of year	111	5
Net income	1,065,602	934,589
Interim dividend	—	(168,317)
Dividend on/repayment of hybrid equity securities	(207,505)	(183,320)

	858,208	582,957

Transfer from retained earnings:
Provision of revaluation excess	1,944	6,457
Additional reserve	—	176,000

	1,944	182,457

Retirement of treasury stocks	—	3,481
Appropriation of retained earnings:
Legal reserve	107,000	94,000
Regulatory reserve for credit loss	136,895	498,004
Other reserve	1,036	1,501
Cash dividend (Dividend per share (%)) 2016: 400 Won (8.0%), 2015: 250 Won (5.0%)	269,308	168,317
Additional reserve	345,700	—

	859,939	761,822

Unappropriated retained earnings to be carried forward to next year	213	111

Appendix B. Amendments to the Articles of Incorporation (the “AOI”)

Current Provisions	Proposed Amendment	Reason for Amendment
Article 1 ~ Article 41 (Omitted)	Article 1 ~ Article 41 (Omitted)

Article 42 (Composition of Audit Committee)

①     (Omitted)

②     The Audit Committee shall consist of three or more Directors. Two-thirds or more of the members of the Audit Committee shall be outside Directors. The Audit Committee shall have one or more members who are not outside Directors (“standing Audit Committee members”).

③ ~ ⑥ (Omitted)

Article 42 (Composition of Audit Committee)

①     (Omitted)

②     The Audit Committee shall consist of three or more Directors. Two-thirds or more of the members of the Audit Committee shall be outside Directors. The Audit Committee may have members who are not outside Directors (“standing Audit Committee members”).

③ ~ ⑥ (Omitted)

Improvement of Audit Committee Operations

Article 43 ~ Article 51-2 (Omitted)	Article 43 ~ Article 51-2 (Omitted)

(New insertion of Addenda)	(Addenda)

These Articles of Incorporation shall become effective as of June 30th, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank (Registrant)

Date: March 6, 2017	By: /s/ Hyun Seok Shin
(Signature)

Name: Hyun Seok Shin
Title: Executive Vice President